November 20, 2008

Ronald Aper, Esq.
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Chardan Acquisition Corp.
Form 10 Filed October 17, 2008 File No. 000-53465

Dear Mr. Aper:

We represent Chardan Acquisition Corp. (the “Company” or “Chardan”). We are in receipt of your letter dated November 5, 2008 regarding the above referenced filing and the following are our responses:

General

1.
Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities and Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Answer:
The Company is aware that on December 16, 2008, sixty days after filing the Form 10 with the SEC, it will become subject to the reporting requirements of the Securities Exchange Act of 1934 even if they have not cleared comments.  The Company has agreed that it will incur these obligations even if it has not resolved all of the comments with the SEC by such time.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9

2.
You list a number of blank check companies in the biographical information for yourself on page 10. However, in the subsection “Prior Blank Check Company Experience” on page 10, you indicate none. Please reconcile and provide detailed information regarding your involvement with all prior blank check companies and their current status on an individual basis. Please include in your discussion monies raised and whether any of the blank check companies acquired other companies as well as whether any of the blank check companies failed to acquire other companies. Please include all blank check companies in which you have been involved. For example, we note your involvement with Chardan 2008 China Acquisition Corp. is not discussed.

Answer:
The section under “Prior Blank Check Company Experience” has been revised to provide detailed information regarding Mr. Propper’s involvement with all prior blank check companies and their current status.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN